SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                      Commission File Number   000-28416

                          NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

       For Period Ended: June 30, 2006

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR


       For the Transition Period Ended: June 30, 2006

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant                 ValCom, Inc.
Former name if applicable
Address of principal executive office   920 S. Commerce Street
City, state and zip code                Las Vegas, NV 89106


                                    PART II
                            RULE 12B-25 (B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)



     |(a)The reasons described in reasonable detail in Part III of this form
     |   could not be eliminated without unreasonable effort or expense;
     |(b)The subject annual report, semi-annual report, transition report on
     |   Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed
 X   |   on or before the 15th calendar day following the prescribed due date;
     |   or the subject quarterly report or transition report on Form 10-Q, or
     |   portion thereof will be filed on or before the fifth calendar day
     |   following the prescribed due date; and
     |(c)The accountant's statement or other exhibit required by Rule 12b-25(c)
     |   has been attached if applicable.



                                   PART III
                                   NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

       The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Vincent Vellardita          (702)                     385-9000
        (Name)             (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [X] Yes      [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       For the three months ended June 30, 2005, the registrant had revenues of approximately $276,705 and a net loss of approximately $(180,322). For the three months ended June 30, 2006, the registrant currently estimates that it had revenues of approximately $631,999 and a net loss of approximately $(1,320,972). Results for the three months ended June 30, 2006 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.


                                 ValCom, Inc.
                  Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006                   By: /s/ Vincent Vellardita
					----------------------------
                                             Vincent Vellardita
                                             Chief Executive Officer